Exhibit 99.1

Autolus Therapeutics announces the appointment of John H. Johnson as non-executive chairman of its Board of Directors

LONDON, September 15, 2021 — Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announced that John H. Johnson has been appointed as non-executive chairman of its Board of Directors, effective September 15, 2021. Dr. Martin Murphy, who previously served as chairman, will continue to serve as a non-executive Board member.

Mr. Johnson brings to Autolus more than 30 years of experience in the life science industry. He is currently chief executive officer and a director of Strongbridge Biopharma plc, a NASDAQ listed commercial stage biopharmaceutical company. He previously served as the executive chairman of the company from November 2019 to July 2020, and as chairman from March 2015 to November 2019. He is a recognized leader in the biopharmaceutical industry and has held executive, operations and commercial leadership roles at Eli Lilly & Company, ImClone, Johnson & Johnson, and Pfizer. He also currently serves as a member of the Board of Directors of Verastem, Inc and Axogen, Inc. Mr. Johnson previously served on the Board of Directors of Pharmaceutical Research and Manufacturers of America (PhRMA), the Health Section Governing Board of Biotechnology Industry Organizations (BIO), BioNJ and holds a BS from the East Stroudsburg University of Pennsylvania.

“We are entering an exciting time in Autolus’ evolution as we progress obe-cel towards pivotal data and the expectation that obe-cel could become the first stand-alone therapy with curative potential for adult acute lymphoblastic leukemia (ALL) patients,” said Dr. Christian Itin, chief executive officer of Autolus. “Together with the entire board and management team I am delighted to welcome John as chairman of our Board. John’s experience in leading oncology-focused commercial-stage biopharmaceutical businesses will be invaluable as we start preparing for a successful outcome of the ongoing pivotal FELIX study of obe-cel.”

“I am delighted to serve as chairman of Autolus at such an important time in the Company’s development,” said John H. Johnson. “I am confident in Autolus’ ability to deliver its first pivotal data for its lead program in 2022 and am excited to work closely with the Board and Autolus’ experienced senior management team to develop therapies that may offer cancer patients substantial benefits over existing standards of care.”

About Autolus Therapeutics plc

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors. For more information please visit www.autolus.com.

About Obe-cel

Obe-cel is a CD19 CAR T cell investigational therapy designed to overcome the limitations in clinical activity and safety compared to current CD19 CAR T cell therapies. Designed to have a fast target binding off-rate to minimize excessive activation of the programmed T cells, Obe-cel may reduce toxicity and be less prone to T cell exhaustion, which could enhance persistence and improve the ability of the programmed T cells to engage in serial killing of target cancer cells. In collaboration with our academic partner, UCL, Obe-cel is currently being evaluated in a Phase 1 clinical trial in adult ALL and B-NHL. The company has also progressed Obe-cel to the FELIX study, a potential pivotal study.

About Obe-cel FELIX study

The FELIX Phase 1b/2 clinical trial is enrolling adult patients with relapsed / refractory ALL. The trial has a short Phase 1b component prior to proceeding to a single arm Phase 2 clinical trial. The primary endpoint is overall response rate, and the key secondary endpoints include duration of response, MRD negative CR rate and safety. The trial will enroll approximately 100 patients across 30 of the leading academic and non-academic centers in the United States, United Kingdom and Europe.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and in some cases can be identified by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” and “believes.” These statements include, but are not limited to, statements regarding the future clinical development, efficacy, safety and therapeutic potential of obe-cel, including progress, expectations as to the reporting of data, conduct and timing and potential future clinical activity and milestones; expectations regarding the initiation, design and reporting of data from clinical trials. Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the risks that Autolus’ preclinical or clinical programs do not advance or result in approved products on a timely or cost effective basis or at all; the results of early clinical trials are not always being predictive of future results; the cost, timing and results of clinical trials; that many product candidates do not become approved drugs on a timely or cost effective basis or at all; the ability to enroll patients in clinical trials; possible safety and efficacy concerns; and the impact of the ongoing COVID-19 pandemic on Autolus’ business. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Autolus’ actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in Autolus’ Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2021, as well as discussions of potential risks, uncertainties, and other important factors in Autolus’ subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Autolus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Contacts:

Lucinda Crabtree, PhD

Vice President, Business Strategy and Planning

+44 (0) 7587 372 619

l.crabtree@autolus.com

Julia Wilson

+44 (0) 7818 430877

j.wilson@autolus.com

Susan A. Noonan

S.A. Noonan Communications

+1-212-966-3650

susan@sanoonan.com

3